July 21, 2017

VIA EDGAR

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Telephone: (202) 551-6983

email: longjw@sec.gov

Re:	Equus Total Return, Inc. (“Equus” or the “Fund”) Annual Report on Form 10-K for the Year Ended December 31, 2016 (File No. 814-0098)

Dear Mr. Long:

As you know, Equus is a closed-end fund that has elected to be classified as a business development company (“BDC”) pursuant to the Investment Company Act of 1940 (the “1940 Act”). On behalf of Equus, this letter serves as the Fund’s response to comments received from the Division of Investment Management (the “Division”) on behalf of the Securities and Exchange Commission (the “Commission”) via telephone on June 13, 2017 concerning the Fund’s Annual Report on Form 10-K filed with the Commission on March 13, 2017 (sometimes referred to hereinafter as the “10-K”) and the Fund’s subsequent disclosure obligations pursuant to the 1940 Act and the Securities Exchange Act of 1934 (the “Exchange Act”). We thank you for your input and this letter is intended to respond accordingly. Each paragraph number of this letter corresponds to your comments as set forth below.

COMMENT 1:

Please explain whether Equus Energy, LLC (“Equus Energy”) and Equus Media Development Company, Inc. (“EMDC”) should be consolidated with Equus Total Return, Inc. pursuant to Rule 3-09 of Regulation S-X. Please refer to the Division of Investment Management’s Guidance Update of October 2014.

RESPONSE: As discussed in more detail below, we do not believe that the financial results of Equus Energy and EMDC, both wholly-owned subsidiaries of the Fund, should be consolidated with those of Equus, principally because (i) Equus Energy and EMDC are not themselves investment companies or otherwise extensions of the Fund’s investment operations, and (ii) any such consolidation would be immaterial to the financial statements of the Fund and would, contrary to the intended purpose of consolidation, not provide meaningful information to investors concerning the Fund’s investment holdings.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

July 21, 2017

About Equus Energy and EMDC

Equus Energy is a wholly-owned subsidiary of the Fund, organized in November 2011 to acquire oil and gas properties and other energy-related concerns. In December 2011, Equus contributed $250,000 to the capital of Equus Energy. On December 27, 2012 Equus invested an additional $6.8 million in Equus Energy for the purpose of additional working capital and to fund the purchase of $6.6 million in working interests which presently consist of 111 producing and non-producing oil and gas wells, including associated development rights of approximately 20,920 acres situated on 12 separate properties in Texas and Oklahoma. The working interests are held by EQS Energy Holdings, Inc., a taxable wholly-owned subsidiary of Equus Energy. As of June 30, 2017, the sole tangible asset of Equus Energy consists of $39,000 in cash.

EMDC is a wholly-owned subsidiary of the Fund organized in January 2007 for the purpose of acquiring and developing creative properties such as film scripts for release in various entertainment mediums. EMDC’s sole assets presently consist of approximately $211,000 cash and these scripts which, due to the earlier expiration of certain production and distribution rights, is valued at $0.

The relatively simple corporate structure of Equus and its subsidiaries is expressed in the following diagram:

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

July 21, 2017

General Standard for Consolidation

Controlled and wholly-owned enterprises of an investment company that are not themselves investment companies should not be consolidated with the parent company. According to Section 7.08 of the Audit and Accounting Guide for Investment Companies:

[I]t is not appropriate for an investment company to consolidate an investee that is not an investment company. Rather, an investment company’s controlling ownership interests in noninvestment company investees should be measured in accordance with guidance in FASB ASC 946-320, which requires investments in debt and equity securities to be initially measured at their transaction price and subsequently measured at fair value.

In addition, Rule 6-03(c) of Regulation S-X provides that subsidiaries of investment companies such as Equus Energy and EMDC are not required to be consolidated. Specifically, the rule states that, in respect of investment companies:

[financial] statements of the registrant may be consolidated only with the statements of subsidiaries which are investment companies.

Neither of Equus Energy nor EMDC are investment companies pursuant to Section 3(a)(1) of the 1940 Act, inasmuch as, among other things, neither company: (i) holds itself out as being primarily in the business of investing, reinvesting, or trading in securities, (ii) is engaged in the business of issuing face-amount certificates of the installment type, or (iii) holds investment securities having a fair value exceeding 40% of its total assets.

We note that, although Equus Energy and EMDC are not consolidated with Equus, separate summary financial statements of Equus Energy have been included in the Fund’s quarterly and annual reports with the Commission since the first quarter of 2013, consistent with Rule 3-09 of Regulation S-X and various Guidance Updates from the Division.

Guidance from the Division

The Division has nevertheless taken the position that certain wholly-owned subsidiaries of BDCs, even if the same are not investment companies, should consolidate their financial statements with those of the BDC. The Division has stated the following in its Guidance Update No. 2014-11, dated October 2014 (hereinafter, the “Guidance Update”):

In reviewing registration statements and financial statements, the staff has observed a number of BDCs that have wholly owned subsidiaries, for example, in order to facilitate investment in a portfolio company. Certain of these BDCs do not consolidate such subsidiaries, even though the design and purpose of the subsidiary

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

July 21, 2017

(e.g., a holding company) may be to act as an extension of the BDC’s investment operations and to facilitate the execution of the BDC’s investment strategy. As part of the registration statement and financial statement review process, the staff has generally suggested BDCs consolidate such subsidiaries, because the staff believes that consolidation provides investors with the most meaningful financial presentation in those statements.[1]

Application of the Guidance Update to Equus Energy and EMDC

When examined in light of the Guidance Update, neither Equus Energy nor EMDC should be consolidated within the Fund’s financial statements, principally for the following reasons:

•	Facilitation of Investment in a Portfolio Company – Equus Energy and EMDC are portfolio companies of Equus, and were not created as conduits to facilitate the Fund’s investment in another portfolio company. Other than cash, the sole assets of Equus Energy and EMDC consist of equity in EQS Energy Holdings, Inc., a taxable subsidiary of Equus Energy, and various entertainment scripts, respectively.

•	Design and Purpose – Each of Equus Energy and EMDC were structured as “one-off” special purpose vehicles that were specifically designed for the management of oil and gas assets and entertainment properties, respectively. These entities were not created as holding companies, but rather as stand-alone operating companies in their own right.

•	Extension of Investment Operations – Neither of Equus Energy or EMDC have invested in the securities of other issuers, but rather in operating assets. Further, unlike a BDC or any other investment company, neither of Equus Energy or EMDC holds itself out as being in the business of investing and reinvesting in securities. The mere fact that these entities are wholly-owned subsidiaries does not, by itself, mean that they are therefore extensions of the Fund’s investment operations.

•	Immateriality – Even if the financial statements of Equus Energy and EMDC were consolidated with those of the Fund, the result would be a negligible change to the Fund’s financial statements. In the case of EMDC, it had no revenues or income during each of the two years ended December 31, 2016, and, as noted above, its assets consisted solely of approximately $211,000 in cash and various film scripts valued at $0. On a stand-alone basis, Equus Energy had de minimus assets and operations in each of the two years ended December 31, 2016 and presently holds cash of $39,000 as its only tangible asset. As the financial statements and narrative regarding Equus Energy are already presented in the footnotes to the Fund’s financial statements, the consolidation of Equus Energy and EMDC with the financial statements of the Fund would detract from, rather than result in,

_____________________

[1] In a footnote comment in the Guidance Update, the Division further states that, “In the staff’s view, RICs in similar circumstances also should consolidate wholly owned subsidiaries (e.g., a RIC that uses a wholly owned subsidiary as a ‘blocker’).”

[2] 26 USC §851(b)(3)(B)(i). The fair value of the Fund’s holding in PalletOne represented 22.2% and 21.5% of the Fund’s total assets at December 31, 2016 and March 31, 2017, respectively.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

July 21, 2017

I meaningful financial presentation concerning information about these two companies, and would subsume minor income statement and balance sheet figures of Equus Energy and EMDC in the financial statements of a much larger enterprise. Further, any such consolidation would result only in a balance sheet reclassification, and would have no impact on the Fund’s Statement of Operations.

•	No Meaningful Benefit to Investors – If the financial statements of Equus Energy and EMDC were consolidated with those of the Fund, given the lack of operations and relatively insignificant assets involved, the financial statements of Equus would change only slightly, but the Fund’s Schedule of Investments would have to be modified. Instead of displaying Equus Energy, its cost, fair value, and the nature of the securities held by the Fund therein, the Schedule would display EQS Energy Holdings, Inc., a taxable subsidiary of Equus Energy. There would be no meaningful benefit to investors from this change of presentation, and would instead show EQS Energy Holdings as the investee company of the Fund.

Due to the immateriality of the operations and assets in question, we respectfully request that the Office of the Chief Accountant consider waiving this requirement for the Fund. Moreover, we will continue to monitor the situation and, to the extent these operations or assets become material to Equus, we will consolidate the same with the financial statements of the Fund.

COMMENT 2:

Given the present fair value of the Fund’s holding in PalletOne, Inc. (“PalletOne”) relative to the fair value of the net assets of Equus, please include PalletOne’s financial statements in the footnotes to the Fund’s future filings on Forms 10-Q and 10-K, or include a hyperlink to PalletOne’s financial statements in these filings. Please refer to the Division of Investment Management’s letter to Chief Financial Officers, dated November 7, 1997, for guidance (hereinafter, the “Guidance Letter”).

RESPONSE: As of December 31, 2016 and March 31, 2017, the fair value of the Fund’s investment in PalletOne represented approximately 37.9% and 40.3%, respectively, of the Fund’s non-cash assets. While the fair value of this holding is substantial relative to other investments of Equus, we believe a requirement to include PalletOne’s financial statements with those of the Fund, or the inclusion of a link to these statements, is not in keeping with standards regarding non-control positions in privately-held companies, and is otherwise inconsistent with disclosures made by peer BDCs of Equus. Moreover, the Guidance Letter appears to address, and is more applicable to, a fund of funds structure and not the single fund structure of Equus that invests directly in portfolio securities.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

July 21, 2017

Equus presently holds 350,000 shares of PalletOne common stock equal to 18.7% of PalletOne’s common stock outstanding. Pursuant to a Shareholders Agreement entered into by the Fund and the various stockholders of PalletOne at the time of its initial investment (since restated with non-material changes), Equus is entitled to appoint two directors to PalletOne’s seven member board of directors, although the Fund presently does not have representation on the PalletOne board. Further, the consent of Equus is required for four of the remaining five other directors of PalletOne.

Even though Equus is PalletOne’s largest shareholder, it can neither unilaterally determine the outcome of any shareholder measure or block any such measure proposed by other shareholders. Further, although Equus has the right to appoint two of PalletOne’s seven directors, it does not control the PalletOne board and cannot, by contract or otherwise, unilaterally compel PalletOne or its board to adopt any particular course of action.

The Guidance Update discussed in Comment 1 above also instructive, inasmuch as it references federal statutes for registered investment companies (RICs) in support of the Division’s premise regarding consolidation of financial statements of wholly-owned BDC subsidiaries. Among other requirements, these statutes prohibit a RIC from investing more than 25% of its total assets in the securities of a single issuer.[2] However, the statutes and applicable commentary have confirmed that changes in the value of the security following initial investment, absent a follow-on investment or other subsequent investment transaction involving the security, will not result in a violation of RIC requirements.[3] In other words, the 25% portfolio limitation applicable to RICs has been designed to avoid punishment for investments in growth companies such as PalletOne and, absent a follow-on investment, does not require subsequent revaluation to determine ongoing compliance.

This concept has relevance to the Division’s comments regarding PalletOne. In October 2001, Equus invested $350,000 to acquire 350,000 shares of PalletOne common stock. Equus has not made a follow-on investment in PalletOne since that time. The appreciation in the fair value of this holding, from $0 at December 31, 2009 to $16.7 million at March 31, 2017, should not, absent an interim investment or similar transaction involving the securities of PalletOne, penalize Equus for holding onto its investment and working to increase its value. Moreover, a policy requiring public disclosure of the financial statements of non-controlled portfolio investments such as PalletOne would likely place BDCs at a disadvantage relative to other private and public funds. Such a policy would, in our view, discourage non-control investments in high growth private companies due to the resistance of private company owners to public disclosure of their financial results.

______________________

[2] 26 USC §851(b)(3)(B)(i). The fair value of the Fund’s holding in PalletOne represented 22.2% and 21.5% of the Fund’s total assets at December 31, 2016 and March 31, 2017, respectively.

[3] See 26 USC §851(d)(1). See also Taxation of Regulated Investment Companies, Tax Management, Inc. (1999) (“An investment company will not lose its status as a RIC even though it fails to satisfy the diversification requirements of §851(b)(3) if the discrepancy results from fluctuations in the market value of the securities in the investment company’s portfolio .. . .”).

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

July 21, 2017

The Division has referenced the Guidance Letter in support of its position concerning the inclusion of the financial statements of PalletOne with those of the Fund. The pronouncements given in the Guidance Letter, however, are directed at a fund of funds structure and not a single fund structure such as Equus where the investments are made directly in portfolio company securities. The Division makes clear this distinction when it describes a “top tier fund” making an investment in “another fund (‘underlying fund’) rather than directly in securities [of a portfolio company]” and is particularly acute when the top tier fund controls the underlying fund. The implication from the plain language of the Guidance Letter is that fund of funds investments, unlike non-control investments in portfolio securities as in the case of Equus and PalletOne, may warrant additional financial disclosure of the underlying fund.

Further to this point, we examined the largest equity and equity-linked investments held by peer BDCs of Equus to determine if any of these funds included separate financial statements or internet links to such statements for these positions, whether or not they were classified as control or non-control investments.

BDC	Investment	Control?	Cost ($MM)	Fair Value ($MM)	FV as pct. of net assets	Inclusion of F/S or link?
Capital Southwest	JV with Main St. Capital	Y	$60.8	$63.4	22.2%	Y

Capital Southwest	Common & Preferred Stock in Media Recovery, LLC	Y	$32.2	$32.3	11.2%	Y

Hercules Capital, Inc.	Loan to Machine Zone, Inc.	N	$104.3	$105.8	13.4%	N

MVC Capital	Debt & Preferred Stock in U.S. Gas & Electric, Inc.	N	$11.3	$100.2	27.8%	N

Main Street Capital	Member interest in CBT Nuggets, LLC	Y	N/A	$55.5	9.3%	N

Triangle Capital	Subordinated notes and equity in NB Products, Inc.	N	$37.3	$48.5	4.7%	N

Pennantpark Investment	Equity in e.l.f. Beauty, Inc.	N	$2.5	$25.1	2.2%	N

Pennantpark Investment	Equity in Affinion Group Holdings, Inc.	N	$40.8	$32.2	2.8%	N

Pennantpark Investment	Equity in MidOcean JF Holdings Corp.	Y	$39.0	$22.7	2.0%	N

Saratoga Investment	Loans, Equity and Warrants in HMN Holdco, LLC	N	$13.6	$18.7	14.6%	N

Saratoga Investment	Loans and Equity in Mercury Network, LLC	N	$16.1	$16.9	13.2%	N

Saratoga Investment	Loans and Equity in Easy Ice, LLC	Y	$34.5	$34.7	27.2%	Y

The upshot of the table above is that disclosure of the internal financial information of high-value portfolio holdings by BDCs is inconsistent even where a control situation exists, and further suggests that a broad policy directive aimed at compulsory disclosure of such information is unwarranted.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

July 21, 2017

Notwithstanding the foregoing analysis and discussion, similar to our response to the Division’s first Comment, to the extent the Division disagrees with our conclusions concerning this matter, we respectfully request that the Office of the Chief Accountant consider waiving this requirement for the Fund.

COMMENT 3:

Please explain the reasons for the increase in the fair value of the Fund’s interest in PalletOne since January 1, 2015.

RESPONSE: PalletOne is believed to be the largest wooden pallet manufacturer in the United States and is now also a major supplier of pressure-treated lumber, primarily for fencing. Headquartered in Bartow, Florida, PalletOne has 1,410 employees and owns and operates 17 pallet manufacturing facilities and 3 wood treating facilities located across 11 states, all of which are east of the Mississippi River with the exception of plants in Texas, Arkansas, and Louisiana. The Company’s customer base includes finished goods manufacturers, construction and landscaping firms, and home improvement chains.

Equus made its initial investment into PalletOne in October 2001 as part of a management buyout of 12 pallet and wood treating plants from IFCO Systems North America, Inc. As shown in the graph below, with the exception of the recession of 2008-09, PalletOne’s revenues have grown steadily from approximately $123.0 million in 2002 to $399.7 million in 2016, as it added manufacturing capacity and enlarged its customer base. Most recently, in Q4 2015, PalletOne acquired 2 wood treating facilities to enhance its ability to fulfill increased orders for pressure-treated lumber, which now accounts for approximately 47% of product sales.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

July 21, 2017

The company’s revenue growth during these periods is also consistent with market trends in comparable industry sectors, such as residential housing construction firms, as well as container and packaging companies, both of which have experienced strong revenue and profitability increases during the previous 6-7 years.

As it has gained efficiencies and scale and again with the exception of the prolonged recession commencing in 2008, PalletOne’s pre-tax earnings have also increased substantially over the past 15 years, but particularly during 2015 and 2016. PalletOne’s EBITDA grew from $14.9 million in 2014 to $20.4 million in 2015, an increase of 36.9%. During 2016, the company’s EBITDA grew to $24.9 million, an increase of 22.1%.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

July 21, 2017

In contrast to the company’s earnings growth, PalletOne’s total investment debt increased from $88.4 million at the end of 2014 to $100.9 million at December 31, 2015 and $104.2 million at the end of 2016, a year-on-year increase of only 12.4% and 3.3%, respectively. The following graph shows the disparity in the relative increases in EBITDA and investment debt over the past 6 years, using 2011 as the baseline:

Given the relative size of PalletOne’s debt load, from the date of the Fund’s investment in 2001 until 2014, when the company began to exhibit the strong earnings of recent years, Equus management ascribed no or nominal value to PalletOne’s equity. However, as a consequence of such substantial increases in EBITDA relative to investment debt, the resulting excess accrued to the benefit of PalletOne stockholders – the substantiation of a longstanding maxim of corporate finance theory which posits that leveraged firms with stable debt service and sharp increases in earnings will result in gains to equity holders. Accordingly, in estimating the fair value of the company, Equus management looked at various valuation methodologies, but ultimately the income and market approaches were viewed as most appropriate for PalletOne’s growing business.

In accordance with the Fund’s valuation policies concerning investments with a fair value exceeding $2.5 million, commencing in the third quarter of 2015 and continuing each quarter thereafter, Equus received an independent third-party valuation of its holding in PalletOne. For each quarterly valuation, the Fund’s third-party valuator employed a blend of approaches and valuation scenarios resulting in a recommended valuation range of the Fund’s equity interest in PalletOne that took into account a discount for lack of marketability, as well as a lack of control discount. Equus has generally adopted fair values of its interest in PalletOne during these periods that are at or near the midpoint of the third-party valuator’s recommended ranges.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

July 21, 2017

COMMENT 4:

Given that the promissory note issued by Biogenic Reagents, LLC (“Biogenic”) to Equus is in default as reported in the Fund’s 10-K, please explain why this note is held by Equus at cost.

RESPONSE: On January 29, 2016, Equus purchased a promissory note (“Note”) from Biogenic in the face amount of $2.0 million. The Note was senior to all other indebtedness of Biogenic, and also included a senior security interest in all of the tangible and intangible assets of Biogenic, including the equity held by Biogenic in its subsidiaries. Based on a longstanding valuation policy of the Fund which stipulated that investments were to be valued on a cost basis in the initial twelve months of the investment unless particular circumstances of the investee company suggested otherwise, the Fund’s cost basis in Biogenic was also the fair value of this holding.

The Note matured on June 30, 2016 and, following non-payment, Equus issued Biogenic a Notice of Default on July 4, 2016. On July 8, 2016, Biogenic’s business was appraised by PacWest Global, LLC, a marketer and developer of biomass equipment, which valued the company (minus its intellectual property portfolio) at between $18.0 and $22.0 million. On June 7, 2017, as part of an asset sale to Sandton Capital, Biogenic repaid the Note in full, including all interest, as accrued, remitting $2.4 million in cash to the Fund.

COMMENT 5:

To the extent that the Fund receives interest that consists of cash and PIK, please disclose the amount of each component within the Fund’s Schedule of Investments in future reports filed with the Commission.

RESPONSE: We will disclose the breakdown between cash and PIK portions of interest received from portfolio companies by Equus in future reports filed with the Commission.

COMMENT 6:

In future reports filed with the Commission containing financial statements of Equus, please state separately on the Balance Sheets: (1) amounts payable consisting of advisory, service, and management fees, and (2) amounts payable to officers and directors, controlled companies, and other affiliates, with certain exceptions. Please see Rule 6-04(12) of Regulation S-X for guidance.

RESPONSE: Although there is presently no impact from this comment to reports of the Fund already on file with the Commission, in future reports which contain financial statements of Equus, we will state separately on the Balance Sheets: (1) all amounts consisting of advisory, service, and management fees, and (2) amounts payable to officers and directors, controlled companies, and other affiliates, with certain exceptions as noted in Rule 6-04(12) of Regulation S-X.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

July 21, 2017

COMMENT 7:

Please describe and explain whether the $611,000 in accounts receivable set forth on the Fund’s December 31, 2016 Balance Sheet is collectible.

RESPONSE: The $611,000 in accounts receivable set forth on the Fund’s December 31, 2016 Balance Sheet represents advances to or on behalf of Equus Energy by the Fund. We consider this amount collectible, inasmuch as Equus Energy is an active operating company which holds significant acreage mineral rights and manages various working interests in approximately 111 separate wells located on 12 properties in Texas and Oklahoma. In December 2016, Equus Energy sold one of its smaller mineral acreage interests for $250,000 in cash. As of June 30, 2017, Equus Energy had cash of $39,000 which amount is net of a $25,000 payment against this receivable made by Equus Energy to the Fund in June 2017. In the future, as Equus Energy generates excess cash flow from operations or as a result of the sale of working interest holdings of EQS Energy Holdings, Inc., its wholly-owned subsidiary, it will continue to make periodic payments against the outstanding balance due to the Fund. In addition, on a quarterly/annual basis, we will monitor the collectability of accounts receivable and record any necessary impairments.

COMMENT 8:

In the Equus 10-K, “general and administrative expense” represents approximately 11% of total expenses as set forth in the Fund’s Statement of Operations. To the extent any one item in this category exceeds 5% of total expenses, it should be separately stated in the Statements of Operations in future reports filed with the Commission. Please see Rule 6-07(2) of Regulation S-X for guidance.

RESPONSE: At December 31, 2016, there were no single expense items that exceeded the 5% threshold. We will nevertheless continue to ensure that any future item that exceeds 5% of total expenses is separately stated in the Fund’s Statement of Operations in future reports filed with the Commission.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

July 21, 2017

COMMENT 9:

In future reports filed with the Commission containing financial statements of Equus, please break out the components that comprise “net increase (decrease) in net assets resulting from operations” in the Fund’s Statements of Changes in Net Assets. Please see Rule 6-09 of Regulation S-X for guidance.

RESPONSE: We will break out the components that comprise the line item “net increase (decrease) in net assets resulting from operations” in the Fund’s Statements of Changes in Net Assets in future reports filed with the Commission.

COMMENT 10:

In future reports filed with the Commission containing financial statements of Equus, please disclose costs, for federal income tax purposes, comprising “net unrealized losses” in the Fund’s Statements of Operations, which should display gross unrealized gains netted against gross unrealized losses. Please see Article 12 of Regulation S-X for guidance.

RESPONSE: We will disclose the components that comprise “net unrealized gains” by displaying gross unrealized gains netted against gross unrealized losses, in the line item “net increase (decrease) in net assets resulting from operations” in the Fund’s Statements of Operations in future reports filed with the Commission.

COMMENT 11:

Please file the current version of the Fund’s Fidelity Bond with the Commission.

RESPONSE: This document was filed with the Commission shortly after our call on June 13, 2017.

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700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

July 21, 2017

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

Sincerely,

/s/ Kenneth I. Denos

Kenneth I. Denos

Secretary and Chief Compliance Officer

Equus Total Return, Inc.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545